ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 21, 2025

VIA EDGAR

Christopher R. Bellacicco
Division of Investment Management, Disclosure Review and Accounting Office

U.S. Securities & Exchange Commission

100 F Street, N.E.

Re: The North Country Funds (File No. 811-10123)

Dear Mr. Bellacicco:

On January 16, 2025, you provided telephonic comments with respect to the preliminary proxy statement filed by The North Country Funds, a registered investment company (the "Registrant"), on Schedule 14A pursuant to Rule 14a-6 of the Securities and Exchange Act, as amended. Please find below the Registrant's responses to those comments, which it has authorized Ropes & Gray LLP to make on its behalf. A marked version of relevant portions of the preliminary proxy statement is attached to aid in your review.

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Shareholder Letter

Comment 1. Regarding the last sentence of the response to the question titled "How will the approval of the Proposals affect the expenses of the Fund?" on page Q&A-3, please describe supplementally the amount of payments that will be made from Advisors Preferred LLC to North Country Advisers or its parent company and when those payments will occur.

Response. The Registrant notes that Advisors Preferred LLC anticipates making four contingent payments to North Country Advisers following shareholder approval of the new investment advisory agreement. The payments, if any, will be made in four installments on the sixth, twelfth, eighteenth, and twenty-fourth month anniversary of the approval. The contingent payments are based on the advisory fee that would be earned on Fund assets represented by Fund shareholders that are not clients of North Country Advisers parent entity. These contingent payment amounts are unknown and not amenable to reliable estimation at this time.

Comment 2. In the response to the question titled "Are there any material differences between the current investment advisory agreement and the new investment advisory agreement?" on page Q&A-4, please disclose that the identity of the adviser is also changing.

Response. The Registrant has amended the answer as requested.

Proxy Statement

Comment 3. For future preliminary proxy statements filed with the SEC, please clearly mark such proxy statements as "preliminary" in accordance with Rule 14a-6 under Schedule A.

Response. The Registrant appreciates the comment and has taken note of this for future filings.

Comment 4. In the section titled "Proposal 1: Approve Five New Trustees" on page 3, if applicable in an appropriate location in the proxy statement please disclose any purchases or sales of securities of the investment advisers, or parent companies or subsidiaries, since the beginning of the most recently completed fiscal year by any trustee or trustee nominee in accordance with Item 22(a)(3)(v) of Rule 14a-101 of Schedule 14A.

Response. The Registrant notes there were no purchases or sales of securities of the investment advisers, or parent companies or subsidiaries, since the beginning of the most recently completed fiscal year by any trustee or trustee nominee, and therefore the proxy statement is silent on this point.

Comment 5. In the "Trustee and Officer Ownership" section on page 8, please clarify what is means by "as of the respective date" related to ownership of Fund securities.

Response. The Registrant has made a clarifying amendment.

Comment 6. In the "Board Overview" section on page 9, in accordance with Item 22(b)(15) of Rule 14a-101 of Schedule 14A please state the number of meetings of the Board held during the last full fiscal year. If applicable, please name each incumbent trustee who during the last full fiscal year attended fewer than 75% of Board meetings or committee meetings on which such trustee served.

Response. The Registrant has amended the proxy statement to note the Board met five times. There were no incumbent trustees who during the last full fiscal year attended fewer than 75% of Board meetings or committee meetings, and therefore the proxy statement is silent on this point.

Comment 7. In the section titled "Additional Information About Advisers Preferred" on page 13, if applicable please describe any substantial interest, direct or indirect, by securities holdings or otherwise by Ms. Ayers-Rigsby in Advisors Preferred LLC in accordance with Item 22(c)(5) of Rule 14a-101 of Schedule 14A.

Response. The Registrant notes there is no substantial interest, direct or indirect, by securities holdings or otherwise by Ms. Ayers-Rigsby in Advisors Preferred LLC, and therefore the proxy is silent on this point.

Comment 8. With respect to the fee table provided on page 15, please confirm supplementally whether North Country Advisers fee waiver agreement with the Fund allows for recoupment of previously waived expenses. If so, please explain supplementally what will happen to any amounts eligible for recoupment if the new advisory agreement is approved.

Response. The Registrant notes the North Country Advisers fee waiver agreement does not allow for recoupment of previously waived expenses, and therefore the proxy statement is silent on this point.

Comment 9. In the section titled "Factors Considered by the Trustees in Approving the New Advisory Agreement" on page 16, if applicable please disclose any adverse factors considered by the Board.

Response. The Registrant believes that the disclosure included in the proxy statement accurately describes the factors the Board considered in approving the New Advisory Agreement, including any "adverse" factors. Therefore, the Registrant respectfully declines to make any changes to this section.

Comment 10. In the section titled "Operation of the Fund" on page 21, if applicable in accordance with Item 22(c)(13) of Rule 14a-101 of Schedule 14A please disclose the amount of any commissions paid by the Fund to affiliated broker dealers or confirm that there were none.

Response. The Registrant confirms there were none, and therefore the proxy statement is silent on this point.

Comment 11. In the section titled "Independent Registered Public Accounting Firm" on page 25, please disclose whether representatives of Cohen & Company who attend the shareholder meetings will have the opportunity to make a statement if they desire to do so in accordance with Item 9(c) of Rule 14a-101 of Schedule 14A.

Response. The Registrant has made the requested amendment.

Proxy Cards

Comment 12. Please identify whether each separate matter to be acted upon is contingent upon other matters being approved.

Response. The Registrant believes current disclosure in the proxy materials sufficiently discloses the contingent nature of the proposals. In particular, the response to the Q&A titled “Are the Proposals to be voted on contingent on one another?” on page Q&A-4 in the shareholder letter specifically notes that the adoption of each proposal is contingent upon each of Proposals 1 and 2 being approved by shareholders of the Fund, and if that any of these Proposals are not approved by shareholders of the Fund, none of the Proposals will take effect. The Registrant is not aware of any requirement to disclose this information on the proxy cards and therefore respectfully declines to make the requested change.

If you have any questions or comments related to this filing, please contact me at 617-235-4144. If I am unavailable please contact Brian D. McCabe at 617-951-7801.

Very truly yours,

/s/ Andrew D. Wilkins

Andrew D. Wilkins, Esq.

cc: Brian D. McCabe, Esq.

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